Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2012	2011

Net income	$192,740	$120,674

Preferred Stock dividend requirements	(80,959)	(91,519)

Net income attributable to common stockholders	$111,781	$29,155

Weighted average number of common shares outstanding	15,822,729	15,746,500

Preferred Stock Common Share Equivalents	-	-

Dilutive Stock Options outstanding for the Period	264,197	700,522

Dilutive Warrants outstanding for the Period	136,246	991,242

Weighted average number of common and equivalent shares outstanding	16,223,172	17,438,265

Net income per common share	$0.01	$-

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